KYNDRYL HOLDINGS, INC.
One Vanderbilt Avenue, 15th Floor
New York, NY 10017

October 13, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo and Matthew Derby

Re:	Kyndryl Holdings, Inc. Form 10-12B File No. 001-40853

Dear Ms. Woo and Mr. Derby:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Kyndryl Holdings, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-40853) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 3:00 p.m., New York City time, on October 14, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

KYNDRYL HOLDINGS, INC.

By:	/s/ Simon J. Beaumont
Name: Simon J. Beaumont
Title: President